BRF S.A.

Publicly Held Company

CNPJ/MF 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS

HELD ON DECEMBER 07, 2023

1.             DATE, TIME AND PLACE: Meeting held on December 07th, 2023, at 2 p.m., at BRF S.A.’s (“Company”) office located at Avenida das Nações Unidas, n° 14.401, 25º floor, Chácara Santo Antônio, Zip Code 04794-000, São Paulo, São Paulo.

2.           CALL AND ATTENDANCE: Call duly carried out under the terms of article 21 of the Company's Bylaws, with the presence of the totality of the members of the Board of Directors, namely: Marcos Antonio Molina dos Santos, Sergio Agapito Lires Rial, Marcia Aparecida Pascoal Marçal dos Santos, Flávia Maria Bittencourt, Augusto Marques da Cruz Filho, Deborah Stern Vieitas, Aldo Luiz Mendes, Pedro de Camargo Neto, Altamir Batista Mateus da Silva and Eduardo Augusto Rocha Pocetti.

3.             PRESIDING BOARD: Charmain: Mr. Marcos Antonio Molina dos Santos. Secretary: Mr. Bruno Machado Ferla.

4.             AGENDA: (i) Analysis and Approval of the new share buyback program issued by the Company; (ii) Update of the Appointment Policy for Members of the Board of Directors, of the Advisory Committees and of the Board of Officers; (iii) Update of the Management Compensation Policy; (iv) Update of the Policy on Disclosure of Material Acts or Facts and Trading of Securities; and (v) Update the Company's Integrity System Policies.

5.             RESOLUTIONS: The members of the Board of Directors approved, by unanimous vote and without any reservations or restrictions, the drawing up of these minutes in the form of a summary. Once the agenda has been examined, the following matter was discussed, and the following decision was taken:

5.1.      The members of the Board of Directors, by unanimous vote and without any reservations or restrictions, observing the provisions of CVM Resolution No. 77/2022, in the form of item XI of article 23 of the Bylaws, approved the new program to buyback shares issued by the Company for maintenance in treasury (“Share Buyback Program”), pursuant to the information specified in Annex I of these Minutes under the terms of Annex G of CVM Resolution No. 80/22.

Page 1 de 6 Minutes of the Ordinary Meeting of the Board of Directors held on December 7, 2023.

BRF S.A. Publicly Held Company CNPJ/MF 01.838.723/0001-27 NIRE 42.300.034.240 CVM 1629-2 MINUTES OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON DECEMBER 07, 2023

5.2.            Update of the Appointment Policy for Members of the Board of Directors, of the Advisory Committees and of the Board of Officers: The members of the Board of Directors, in accordance with the article 23 of the Bylaws, approved, by unanimous vote and without any reservations or restrictions, the new version of the Appointment Policy for Members of the Board of Directors, of the Advisory Committees and of the Board of Officers.

5.3.            Update of the Management Compensation Policy: The members of the Board of Directors, in accordance with the article 23 of the Bylaws, approved, by unanimous vote and without any reservations or restrictions, the new version of the Management Compensation Policy.

5.4.            Update of the Policy on Disclosure of Material Acts or Facts and Trading of Securities: The members of the Board of Directors, in accordance with the article 23 of the Bylaws, approved, by unanimous vote and without any reservations or restrictions, the new version of the Policy on Disclosure of Material Acts or Facts and Trading of Securities.

5.5.            Update of the Integrity System Corporate Policy: The members of the Board of Directors, in accordance with the article 23 of the Bylaws, approved, by unanimous vote and without any reservations or restrictions, the new version of the Gifts, Presents And Hospitalities Corporate Policy; Donations And Sponsorships Corporate Policy; Corporate Conflict Of Interest Policy; Related Party Transactions Policy; Code of Conduct for BRF Business Partners; Anti-Bribery And Anticorruption Corporate Policy; and Human Rights Corporate Policy.

6.             DOCUMENTS FILED AT THE COMPANY: The documents reviewed by the members of the Board of Directors or information presented during the meeting were filed at the Company’s head office.

7.             CLOSURE: There being no other matters to be discussed, the meeting was adjourned, being the present minutes drawn up by electronic processing, which after having been read and found correct by all those present, were signed.

Page 2 de 6 Minutes of the Ordinary Meeting of the Board of Directors held on December 7, 2023.

BRF S.A. Publicly Held Company CNPJ/MF 01.838.723/0001-27 NIRE 42.300.034.240 CVM 1629-2 MINUTES OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON DECEMBER 07, 2023

I certify that the above text is a faithful copy of the minutes which are filed in Book of the Minutes of the Ordinary and Extraordinary Meetings of the Company´s Board of Directors.

São Paulo, December 7th, 2023.

Bruno Machado Ferla

Secretary

Page 3 de 6 Minutes of the Ordinary Meeting of the Board of Directors held on December 7, 2023.

BRF S.A. Publicly Held Company CNPJ/MF 01.838.723/0001-27 NIRE 42.300.034.240 CVM 1629-2 MINUTES OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON DECEMBER 07, 2023

Annex I to the Minutes of the Ordinary Meeting of the Board of Directors of BRF S.A.

held on December 07, 2023

Annex G to CVM Resolution No. 80/22

1.	Justify in detail the objective and expected economic effects of the operation;

The objective of the Company in connection with the Share Buyback Program: the shares acquired will be used to fulfill and implement the obligations and commitments undertaken by the Company under the Stock Option Plan, approved by the Company’s Ordinary and Extraordinary Shareholders’ Meeting dated as of April 8, 2015 (“Stock Option Plan”) and under the Restricted Stock Option Plan, approved by the Company’s Ordinary and Extraordinary Shareholders’ Meeting dated as of April 8, 2015 and amended in subsequent General Meetings ("Restricted Stock Option Plan").

The Company through the Board of Directors understands that the acquisition of its own shares will not have an impact on its financial health.

2.	Inform the number of shares (i) in circulation and (ii) already held in treasury;

(i)	Amount of free float shares, in accordance with the definition provided under Article 1, sole paragraph, item I, of CVM Resolution No. 77/2022: 856,012,703 common shares (based on the shareholding position as of November 30, 2023);
(ii)	Amount of shares held in treasury on the date hereof: 3,817,179 common shares (based on the shareholding position as of November 30, 2023).

3.	Inform the number of shares that may be acquired or sold;

Maximum amount of shares to be purchased: up to 14 million common shares.

4.	Describe the main characteristics of the derivative instruments that the company may use, if any;

The Company will not use derivative instruments.

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BRF S.A. Publicly Held Company CNPJ/MF 01.838.723/0001-27 NIRE 42.300.034.240 CVM 1629-2 MINUTES OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON DECEMBER 07, 2023
5.	Describe, if any, any existing agreements or voting guidelines between the company and the counterparty to the operations;

Not applicable. The Company will carry out the operations on the stock exchange, will have no knowledge of who the counterparties to the operations will be and does not have or will have voting agreements or voting guidance with such counterparties.

6.	In the case of operations carried out outside organized securities markets informs:

a.	The maximum (minimum) price at which shares will be acquired (disposed of); it is
b.	if applicable, the reason that justify carrying out the operation at prices more than 10% (ten percent) higher, in case of acquisition, or more than 10% (ten percent) lower, in the case of disposal, than the average price, weighted by volume, in the 10 (ten) previous trading sessions;

Not applicable, since all acquisitions will be carried out on the stock exchange and at market price.

7.	Inform, if any, the impacts that the negotiation will have on the composition of shareholding control or the administrative structure of the company;

The Company through the Board of Directors understands that the acquisition of its own shares will not have an impact on its shareholding structure.

8.	Identify the counterparties, if known, and, in the case of a party related to the company, as defined by the accounting rules that deal with this matter, also provide the information required by article 9th of CVM Resolution No. 81, of March 29, 2022;

As all operations will be carried out on the stock exchange and at market prices, the Company is not aware of who the counterparties to the operations will be.

9.	Indicate the destination of the resources received, if applicable;

See item 1.

10.Indicate	the maximum period for the settlement of authorized operations;
Page 5 de 6 Minutes of the Ordinary Meeting of the Board of Directors held on December 7, 2023.

BRF S.A. Publicly Held Company CNPJ/MF 01.838.723/0001-27 NIRE 42.300.034.240 CVM 1629-2 MINUTES OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON DECEMBER 07, 2023

Term for the acquisition of the Company’s shares under the Share Buyback Program: 18 months, starting on December 8, 2023 and ending on June 7, 2025, and the management shall be responsible for defining the dates on which the repurchases will be effectively executed.

11.Identify	the institutions that will act as intermediates, if any;

The financial institutions that will act as intermediary are: XP INVESTIMENTOS CCTVM S/A., CNPJ: 02.332.886/0001-04, Av. Chedid Jafet, 75 – 30th floor, South Tower, São Paulo, SP, Zip Code: 04551-065, BRADESCO S.A CORRETORA DE TITULOS E VALORES MOBILIARIOS., CNPJ: 61.855.045/0001-32, Av. Presidente Juscelino Kubitscheck, 1309 – 11th floor, São Paulo, SP, Zip Code: 04543-011 or ITAÚ CORRETORA DE VALORES S.A., CNPJ 61.194.353/0001-64, Avenida Brigadeiro Faria Lima, 3500 – 3th floor, São Paulo – SP, Zip Code: 04538-132.

12.Specify	the available resources to be used, in accordance with article 8th, § 1st, of CVM Resolution No. 77, of March 29, 2022;

The acquisition of shares under the Share Buyback Program will be supported by the Company's capital reserve, as shown in the Company’s financial statements relating to the quarter ending on September 30, 2023, corresponding to R$ 7.138.475.206,00.

13.Specify	the reasons why the members of the Board of Directors feel comfortable that the repurchase of shares will not jeopardize the fulfillment of obligations assumed with creditors nor the payment of mandatory, fixed or minimum dividends.

The Company, thought the Board of Directors, understands that the acquisitions of shares issued by it will not have an impact on its shareholding composition, nor on its financial health.

Page 6 de 6 Minutes of the Ordinary Meeting of the Board of Directors held on December 7, 2023.